December 4, 2018

Scott Asbjornson
Chief Financial Officer
AAON INC
2425 South Yukon
Tulsa, Oklahoma 74107

       Re: AAON INC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed November 1, 2018
           File No: 0-18953

Dear Mr. Asbjornson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Selling, General and Administrative Expenses, page 14

1. You disclose that the overall increase in SG&A in 2017, as compared to 2016, was primarily due to increased warranty expenses and that you have been working on modifications and refinements to your warranty policy. In this regard, we note your warranty expense increased by approximately 211% year over year and lowered gross profit by approximately 9%. Please revise to disclose the material factors negatively impacting your results so that investors can better understand the underlying issues driving your warranty payments and increased expense. To the extent management anticipates that warranty expense will continue to have a negative impact on your future results, please provide discussion of this trend to provide investors with more insight into your risks and future results of operations. Please refer to Sections
501.04 (Material
 Scott Asbjornson
AAON INC
December 4, 2018
Page 2
         Changes) and .12 (Overall Approach to MD&A) of the Financial Reporting Codification
         for further guidance.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows from Operating Activities, page 18

2. We note the increase in inventory and it appears that your inventory turnover decreased from 6.19 for FY 2016 to 4.77 for FY 2017. You disclose that cash flows from operating activities decreased primarily due to increased purchases of inventory during the year.
         Please revise your filing to expand your disclosures regarding cash flows used in operating activities to provide more insight into the underlying drivers of the significant increases in inventory between the periods presented. Refer to Section 501.13.b.1 of the
         Financial Reporting Codification for guidance.
Form 10-Q for the Fiscal Quarter Ended September 30, 2018

Note 9. Warranties, page 11

3. As it relates to your standard warranty with terms from 18 months to 25 years, which you disclose obligates the company to replace parts or services your products, tell us how you considered the factors in ASC 606-10-55-33 in determining your warranties do not also include a service component and these warranties should be accounted for as a separate performance obligation in accordance with ASC 606-10-55-34. Include in your response a comparison of the warranty periods to the average life spans of each product type.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, in her absence
Melissa Rocha, Senior Assistance Chief Accountant, at (202) 551-3854 with any questions.



                                                               Sincerely,
FirstName LastNameScott Asbjornson
                                                               Division of
Corporation Finance
Comapany NameAAON INC
                                                               Office of
Manufacturing and
December 4, 2018 Page 2                                        Construction
FirstName LastName